


10016358



ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.132/2010

September 20, 2010

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC Mail Processing
Section

SEP 2 0 2010

Washington, DC
110

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Sep 20, 10

dw 9/24

Summary Statement of Assets and Liabilities [1/]

As of 31 August 2010

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Assets	Baht	Liabilities	Baht
Cash	21,236,725,243.04	Deposits	1,030,265,474,397.81
Interbank and money market items	153,063,545,002.61	Interbank and money market items	111,548,797,187.84
Investments, net	217,587,916,126.76	Liabilities payable on demand	19,976,463,652.14
(with obligations Baht 81,239,112,691.63)		Borrowings	90,293,772,267.93
Credit advances (net of allowance for doubtful accounts)	942,238,953,165.44	Financial institution's liabilities under acceptances	415,277,003.86
Accrued interest receivables	1,154,851,185.65	Other liabilities	54,693,608,859.66
Properties foreclosed, net	12,024,014,231.79	Total liabilities	1,307,193,393,369.24
Customers' liabilities under acceptances	415,277,003.86		
Premises and equipment, net	33,018,301,603.19		
Other assets, net	54,975,170,206.44	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	88,550,807,242.44
		Other reserves and profit and loss account	16,037,951,227.10
		Total shareholders' equity	128,521,360,399.54
Total Assets	1,435,714,753,768.78	Total Liabilities and Shareholders' Equity	1,435,714,753,768.78
Customers' liabilities under unmatured bills	7,253,906,169.21	Financial institution's liabilities under unmatured bills	7,253,906,169.21
Total	1,442,968,659,937.99	Total	1,442,968,659,937.99

	Baht
Non-Performing Loans 2/(net) as of 30 June 2010 (Quarterly)	15,805,904,559.75
(1.47 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 June 2010 (Quarterly)	25,994,136,723.07
Actual provisioning for loan loss, as of 30 June 2010 (Quarterly)	35,515,201,724.70
Loans to related parties	56,917,455,249.58
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,491,754,579.31
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	163,556,365,336.04
Changes in assets and liabilities this quarter as of 31 August 2010 due to fine from violating the Financial Institution Business Act B.E. 2551, Section.......	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,690,950,492.34
Letters of credit	18,948,766,214.90

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 June 2010 (Quarterly) 32,490,931,928.50

(2.97 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand

Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Website of the Bank under Investor Relations section at http://www.kasikornbank.com/EN/Investors/Pages/Investors.aspx
Date of disclosure	28 April 2010
Information as of	31 December 2009